U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2


               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies


                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

===============================================================================
1. Investment Company Act File Number: Date examination completed:

   811-7852                                          March 28, 2011
===============================================================================
2. State Identification Number:

AL        AK            AZ           AR           CA           CO
CT        DE  2340899   DC           FL           GA           HI
ID        IL            IN           IA           KS           KY
LA        ME            MD           MA           MI           MN
MS        MO            MT           NE           NV           NH
NJ        NM            NY           NC           ND           OH
OK        OR            PA           RI           SC           SD
TN        TX            UT           VT           VA           WA
WV        WI            WY           PUERTO RICO

Other (specify):
===============================================================================
3. Exact name of investment company as specified in registration statement:

       USAA Mutual Funds Trust
===============================================================================
4. Address of principal executive office: (number, street, city, state, zip code):

      9800 Fredericksburg Road, San Antonio, Texas 78288
===============================================================================

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC'S COLLECTION OF INFORMATION

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

March  28,  2011


Ernst  &  Young  LLP
100  West  Houston  Street,  Suite  1800
San  Antonio,  Texas  78205

In connection with your compliance attestation engagement relating to our assertion about the USAA S&P 500 Index Fund's (a series of USAA Mutual Funds Trust) (the "Fund") compliance with requirements of subsections (b) and (c) of rule 17f-2 "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 ("Rule 17f-2") as of December 31, 2010 and for the period from August 31, 2010 (the date of your last examination) through December 31, 2010, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to form an opinion on whether our assertion about the Fund's compliance with the specified requirements are fairly stated in all material respects. Accordingly, we make the following representations with respect to our compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2010 and for the period from August 31, 2010 through December 31, 2010, which are true to the best of our knowledge and belief.

We acknowledge that, as members of management of the Fund, we are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2. We also are responsible for establishing and maintaining effective internal control over compliance with these requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule
17f-2, including those described below, as of December 31, 2010 and for the period from August 31, 2010 through December 31, 2010. Based on this evaluation, the Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2010 and for the period from August 31, 2010 through December 31, 2010, with respect to securities and similar investments reflected in the investment accounts of the Fund.

We have made available to you all documentation related to compliance with the requirements of subsections (b) and (c) of Rule 17f-2.

There has been no known noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 for the period from August 31, 2010 through December 31, 2010 and through the date of your attestation examination report.

There have been no communications from regulatory agencies concerning possible noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 for the period from August 31, 2010 through December 31, 2010 and through the date of your attestation examination report.

No events or transactions have occurred since December 31, 2010, or are pending, that would have an effect on our compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 at that date or for the period from August 31, 2010 through December 31, 2010.

We are not aware of any capital lease, material cooperative arrangement, or other business relationship between the Fund and Ernst & Young LLP or any other member firm of the global Ernst & Young organization.

We are not aware of any reason that Ernst & Young LLP would not be considered to be independent.

We understand that your examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and was, therefore, designed primarily for the purpose of expressing an opinion on whether our assertion is fairly stated in all material respects based on criteria established by the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 and that your procedures were limited to those that you considered necessary for that purpose.

                          Very  truly  yours,

                          USAA S&P 500 INDEX FUND


                          /s/ Christopher W. Claus
                          CHRISTOPHER  W.  CLAUS
                          President and Vice Chairman of the
                          Board of Trustees




                         /s/ Roberto Galindo, Jr.
                         ROBERTO  GALINDO,  JR.
                         Treasurer

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



March  28,  2011

We, as members of management of the USAA S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2010, and from August 31, 2010 through December 31, 2010.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2010, and from August 31, 2010 through December 31, 2010, with respect to securities reflected in the investment account of the Fund.

USAA  S&P  500  INDEX  FUND

By:

/s/ Christopher W. Claus
__________________________________
CHRISTOPHER  W.  CLAUS
President and Vice Chairman of the
Board of Trustees





/s/ Robert Galindo, Jr.
__________________________________
ROBERTO GALINDO,  JR.
Treasurer